UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 19, 2019



DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

Virginia	**0-25464**	**26-2018846**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 Volvo Parkway
Chesapeake, Virginia   **23320**
(Address of principal executive offices)   (Zip Code)

(757) 321-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $.01 per share	DLTR	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(b)   On November 19, 2019, Dollar Tree, Inc. (the "Company") announced that Conrad M. Hall intends to retire from service on the Board of Directors of the Company effective at the 2020 Annual Meeting of Shareholders. Mr. Hall has served as a director of the Company since January 2010.

Item 7.01. Regulation FD Disclosure.

A copy of the Company's press release announcing the intention of Mr. Hall to retire from the Board of Directors of the Company at the 2020 Annual Meeting of Shareholders is attached to this report as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in this Item, including that incorporated by reference, is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits.

    99.1   Press release dated November 19, 2019 issued by Dollar Tree, Inc.

    104   The cover page from this Current Report on Form 8-K, formatted in Inline XBRL.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DOLLAR TREE, INC.

Date: November 19, 2019

By: /s/ Kevin S. Wampler

Kevin S. Wampler
Chief Financial Officer

Exhibit 99.1



Dollar Tree Director Conrad M. Hall to Retire at 2020 Annual Meeting

CHESAPEAKE, Va. - November 19, 2019 - Dollar Tree, Inc. (NASDAQ: DLTR), North America's leading operator of discount variety stores, today announced that long-time director Conrad M. Hall intends to retire at the 2020 Annual Meeting of Shareholders. Serving as an independent director since January 2010, Mr. Hall's experience as a former Chief Executive Officer and his demonstrated success in new business development have been integral to Dollar Tree's board. During Mr. Hall's tenure, the Company's retail store base has more than tripled in size, from 4,100 to nearly 15,300 stores; annual revenues have grown nearly fourfold from $5.9 billion to a projected $23 billion-plus in fiscal 2019; and the Company's share price has increased more than 550%.

"Conrad Hall's contributions have been instrumental to Dollar Tree's success over the past decade. On behalf of the entire board, I want to thank Conrad for his valued service and tireless efforts to best serve the interests of all Dollar Tree shareholders. We wish Conrad all of the best in his retirement," stated Bob Sasser, Dollar Tree's Executive Chairman. "As we move forward, we will continue to identify director candidates who can add fresh, diverse perspectives and bring relevant experience and skillsets that will increase our effectiveness and enhance alignment with our shareholders and other stakeholders."

Noting that Dollar Tree has added five new highly qualified independent directors to its 13-member board since 2016, Sasser added, "Regular refreshment of our board, strengthened diversity and adherence to best governance practices continue to be priorities for us."

As outlined in the most recent proxy, the Company seeks to balance the benefits of gaining fresh perspectives, adding relevant skillsets and optimizing average director tenure with the importance of leveraging institutional and industry knowledge of the Company's seasoned directors. To balance the substantial number of new directors recently added with risks of losing too many experienced directors in a compressed timeframe, the Board has adopted a waterfall strategy: a steady, measured approach to director retirements. Beginning in 2020, as newer board members continue to gain needed experience, the Company expects to engage thoughtfully in additional Board refreshment and director departures. The goal is to reach and maintain a relatively balanced mix of short, medium and long-term tenured directors. Today's announcement of Mr. Hall's planned retirement from the Board and anticipated addition of a new director further demonstrates the Company's governance strategies.

About Dollar Tree, Inc.

Dollar Tree, a Fortune 200 Company, operates more than 15,000 stores across 48 states and five Canadian provinces. Stores operate under the brands of Dollar Tree, Family Dollar, and Dollar Tree Canada. To learn more about the Company, visit www.DollarTree.com.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS: Our press release contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the fact that they address future events, developments or results and do not relate strictly to historical facts. Any statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements include, without limitation, statements preceded by, followed by or including words such as "believe," "anticipate," "expect," "intend," "plan," "view," "target" or "estimate," "may," "will," "should," "predict," "possible," "potential," "continue," "strategy," and similar expressions. For example, our forward-looking statements include statements regarding our board refreshment policies and process, the timing and criteria for selection of new directors, board diversity and director tenure. These statements are subject to risks and uncertainties. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10-K filed March 27, 2019, and other filings with the Securities and Exchange Commission. We are not obligated to release publicly any revisions to any forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this release and you should not expect us to do so.

CONTACT: Dollar Tree, Inc.
             Randy Guiler, 757-321-5284
             Vice President, Investor Relations
             www.DollarTree.com
             DLTR-G